SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 16)*

                      Lindsay Manufacturing Co.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           535555106
                         (Cusip Number)

                         W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                                 October 8, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 3,567,853 shares, which constitutes approximately 28.4% of the 12,566,670 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 12,541,358 shares outstanding.

1.   Name of Reporting Person:

     Portfolio Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,097,462 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,097,462 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,097,462

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 16.7%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 525,570 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 525,570 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     525,570

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.2%

14.  Type of Reporting Person: 00-Trust

------------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 525,570
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 525,570
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     525,570

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.2%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 393,693 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 393,693 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     393,693

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.1%

14.  Type of Reporting Person: 00-Trust

------------
(1) Power is exercised through one of its trustees and its sole trustor, Sid R. Bass.

1.   Name of Reporting Person:

     Michael N. Christodolou

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                             /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 246
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 246
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     25,558 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /
13.  Percent of Class Represented by Amount in Row (11):  0.2%(2)

14.  Type of Reporting Person: IN
_______________

(1)  Includes options to purchase 25,312 shares of the Common Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 12,566,670 shares of the Stock outstanding.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 13, 1993, as amended by Amendment No. 1 dated July 15, 1994, Amendment No. 2 dated June 7, 1995, Amendment No. 3 dated December 5, 1995, Amendment No. 4 dated January 19, 1996, Amendment No. 5 dated September 24, 1996, Amendment No. 6 dated December 9, 1996, Amendment No. 7 dated March 7, 1997, Amendment No. 8 dated May 7, 1997, Amendment No. 9 dated February 13, 1998, Amendment No. 10 dated June 12, 1998, Amendment No. 11 dated August 4, 1998, Amendment No. 12 dated September 14, 1998, Amendment No. 13 dated October 5, 1998, Amendment No. 14 dated December 17, 1998 and Amendment No. 15 dated April 8, 1999 (the
"Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Lindsay Manufacturing Co. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

(a)

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13d Statement on behalf of Portfolio Partners, L.P., a Delaware limited partnership ("PP"), The Bass Management Trust, a revocable grantor trust established pursuant to the Texas Trust Act ("BMT"), Lee M. Bass ("LMB"), Sid R. Bass Management Trust, a revocable grantor trust established pursuant to the Texas Trust Act ("SRBMT") and Michael N. Christodolou ("MNC") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Portfolio Associates, Inc., a Delaware corporation ("PA"), Trinity I Fund, L.P., a Delaware limited partnership ("TIF"), TF Investors, L.P., a Delaware limited partnership ("TFI"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"), William P. Hallman, Jr. ("WPH"), Perry R. Bass ("PRB"), Nancy L. Bass ("NLB") and Sid R. Bass ("SRB"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     (b)-(c)

     PP

     PP is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of PP, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PA, the sole general partner of PP, is set forth below.

     TIF

       TIF is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TIF, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TFI, the sole general partner of TIF, is set forth below.

     TFI

     TFI is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TIF. The principal business address of TFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TFI, is set forth below.

     TCM

     TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TFI. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:


                      RESIDENCE OR           PRINCIPAL OCCUPATION
     NAME            BUSINESS ADDRESS           OR EMPLOYMENT

William P. Hallman,  201 Main Street         Director and Share-
Jr.                  Suite 2500               holder of Kelly,
                     Fort Worth, Texas        Hart and Hallman,
                     76102                    P.C. ("KHH")

W. R. Cotham         201 Main Street         Vice President/
                     Suite 2600               Controller of
                     Fort Worth, Texas        Bass Enterprises
                     76102                    Production Co.
                                              ("BEPCO")

      KHH is a law firm whose business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     WPH

See answers above.

     PA

     PA is a Delaware corporation, the principal business of which is serving as the sole general partner of PP and other affiliated limited partnerships. The principal business address of PA, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person (in addition to TIF) of PA are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS            OR EMPLOYMENT

William P. Hallman, See answers above.       See answers above.
Jr.

W. R. Cotham        See answers above.       See answers above.


     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustees, PRB, LMB and SRB, is set forth herein.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Sid R. Bass, Inc. ("SRB, Inc.").

     MNC

     MNC's principal occupation or employment is serving as an investment executive of Barbnet Investment Co. ("Barbnet"). MNC's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended and restated in its entirety to read as follows:

      The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS     AMOUNT OF FUNDS

     PP             Other (1)           $39,143,656.91

     BMT            Trust Funds (2)     $5,181,994.39

     LMB            Personal Funds (3)  $5,182,088.14

     SRBMT          Trust Funds (2)     $3,943,850.46

     MNC            Not Applicable(4)   Not Applicable

     (1)  Contributions from partners.

      (2) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) MNC received 246 shares of the Stock as Director's compensation and a new Director's grant of options to purchase 25,312 shares of Common Stock.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)

     Reporting Persons

     PP

     The aggregate number of shares of the Stock that PP owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,097,462, which constitutes approximately 16.7% of the outstanding shares of the Stock.

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 525,570, which constitutes approximately 4.2% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 525,570, which constitutes approximately 4.2% of the outstanding shares of the Stock.

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 393,693, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     MNC

     MNC may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 25,558 shares of the Stock, which constitutes approximately 0.2% of the 12,566,670 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     Controlling Persons

     TIF

     Because of its position as the sole stockholder of PA, which is the sole general partner of PP, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.7% of the outstanding shares of the Stock.

     TFI

     Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PP, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.7% of the outstanding shares of the Stock.

     TCM

     Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PP, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.7% of the outstanding shares of the Stock.

     WPH

     Because of his position as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PP, WPH may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.7% of the outstanding shares of the Stock.

     PA

     Because of its position as the sole general partner of PP, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.7% of the outstanding shares of the Stock.

     PRB

     Because of his positions as trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 525,570 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

     NLB

     Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 525,570 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

     SRB

     Because of his positions as a trustee and sole trustor and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 393,693 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     Reporting Persons

     PP

     Acting through its sole general partner, PP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     BMT

     Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     SRBMT

     Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 393,693 shares of the Stock.

     MNC

     MNC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 246 shares of the Stock.

     Controlling Persons

     TIF

     As the sole stockholder of PA, which is the sole general partner of PP, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     TFI

     As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PP, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     TCM

     As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PP, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     WPH

     In his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PP, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     PA

     As the sole general partner of PP, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     PRB

     In his capacity as trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     SRB

     Because of his position as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 393,693 shares of the Stock.

      (c) On September 3, 1999, as a new Director of the Issuer, MNC received a grant of options to purchase 25,312 shares of Common Stock.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 --     Agreement and Power of Attorney pursuant to
Rule 13d-1(k)(1)(iii) (previously filed).

     Exhibit 99.2 --     Agreement and Power of Attorney pursuant to
Rule 13d-1(k)(1)(iii) (previously filed).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  October 20, 1999


                              PORTFOLIO PARTNERS, L.P.,
                              a Delaware limited partnership

                              By: PORTFOLIO ASSOCIATES, INC.,
                                    a Delaware corporation,
                                    General Partner


                              By:  /s/ W. R. Cotham
                                 W. R. Cotham, Vice President



                              /s/ W. R. Cotham
                              W. Robert Cotham, Attorney-in-Fact for:

                                   THE BASS MANAGEMENT TRUST (1)
                                   LEE M. BASS (2)
                                   SID R. BASS MANAGEMENT TRUST (3)
                                   MICHAEL N. CHRISTODOLOU (4)

(1) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Michael N. Christodolou previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

Exhibit                    Description

99.1 Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Commission.

99.2 Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Commission